March 16, 2013

Boyd Gaming Corporation and Subsidiaries
3883 Howard Hughes Parkway, 9th Floor
Las Vegas, NV 89118

Dear Sirs/Madams:

We have audited the consolidated financial statements of Boyd Gaming Corporation as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 16, 2013, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended December 31, 2012 of the change in the date of the annual goodwill impairment test from April 1 to October 1. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada